

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

June 28, 2011

VIA E-mail
Mr. Ivan G. Seidenberg
Chairman and Chief Executive Officer
Verizon Communications Inc.
140 West Street
New York, NY 10007

> **Re:** **Verizon Communications Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-08606**

Dear Mr. Seidenberg:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2010 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 30

2008 PSU Awards Earned in 2010, page 44

1. We note that Mr. Seidenberg received a $13.8 million discretionary award in addition to payment of 100% of the number of PSU's awarded for the 2008-2010 performance cycle. We also note that he received a similar discretionary award in 2007 and 2009. However, these discretionary payments were not disclosed in your summary compensation table. Although performance measures were considered as part of the Board's review in 2010, we particularly note that neither of the two objective measures (revenue and earnings growth) were met. Please advise why these discretionary payments should not be considered bonuses and disclosed in the summary compensation table. In your response, please consider Compliance and Disclosure Interpretation 119.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Potential Payments Upon Change in Control, page 55

2. You state that "[i]f a named executive officer's employment terminates as a result of an involuntary termination without cause, or his or her death, disability or retirement, all then-unvested RSUs will vest and all then-unvested PSUs will vest at target level performance." The chart on the bottom of page 55 suggests that this statement was made outside the context of a change of control. Our review of the "Verizon Communications Inc. Long-Term Incentive Plan Performance Stock Unit Agreement 2010-12 Award Cycle" (Exhibit 10a to the March 31, 2010 Form 10-Q) indicates, however, that, while the PSUs awarded in 2010 would vest upon the above described triggering events, the eventual payout would depend on actual company performance during the 2010-2012 term, not "target level performance." Please advise.

Annual Report to Shareowners for the fiscal year ended December 31, 2010 Incorporated by Reference Into Part IV

Notes to Consolidated Financial Statements, page 46

Note 11: Stock-Based Compensation, page 60

Long-Term Incentive Plan - Performance Stock Units (PSUs), page 60

3. Please refer to the Company's "Long-Term Incentive Plan Performance Stock Unit Agreement" and the related "Form of Addendum" (collectively, "the agreements") for the 2008-2010 award cycle, which you included as exhibits to your Form 10-Q for the quarter ended March 31, 2008. An award granted in accordance with the terms of these agreements appears to consist of two components, as follows:

a. **First Component –** the Human Resources Committee of the Board of Directors (the "Committee") grants a fixed number of PSUs on the grant date of the award, with the amount payable based on the total shareholder return ("TSR") of Verizon's common stock during the specified three-year award cycle relative to the total shareholder return of the Related Dow Peers during the same three-year period.

b. **Second Component** – the Committee has the sole discretion to determine whether the participant is entitled to an additional payout and the size of any such payout based on the achievement during the award cycle of certain "strategic initiatives," as described in paragraph 3 of the "Form of Addendum," and whose payout is subject to a ceiling amount, as described in paragraph 4 of the "Form of Addendum."

Please describe in reasonable detail your accounting treatment for each of these two components, and identify the accounting standard(s) you are applying. Your response should include (but not be limited to) the following matters:

a. For each component, describe how you considered ASC 718-10-15-3(a) in determining whether it is within the scope of ASC 718.

b. If the Second Component is within the scope of ASC 718, describe how you applied 718-10-25-5 in determining its grant date.

c. If your accounting treatment differs for each of these two components, explain why. If your accounting treatment is the same for each of these two components, explain why.

d. Describe any alternative accounting treatment you considered for each component and the rationale for not applying it.

e. Explain your methodology for determining the fair value of the award liability attributable to each component at the end of each reporting period.

f. If the Second Component was accounted for under ASC 718, explain how you determined whether or not the "strategic initiatives" related to that Component constituted "performance conditions" under ASC 718-10-20.

g. In connection with (f) above, explain if/how you applied ASC 718-10-25-20 for the Second Component.

h. For any given three-year award cycle, provide details if you executed the Long-Term Incentive Plan Performance Stock Unit Agreement and the related Addendum on different dates.

4. Referring to the Company's "Long-Term Incentive Plan Performance Stock Unit Agreement" for the 2008-2010 award cycle, please explain the purpose of the following provisions and their impact on your accounting treatment for the PSUs:

a. Paragraph 5(b)(2)(ii) states, in part, "The Committee retains the discretion to determine the Verizon Vested Percentage and the Verizon Relative TSR Position for any period…"

      b.   Paragraph 5(b)(2)(iii) states, in part, "The Committee retains the discretion to determine and to change the Measurement Periods which shall be used to calculate TSRs for the Award Cycle, both before and during the Award Cycle."

5. Please explain the meaning and purpose of the last sentence in Paragraph 3 of the Company's "Form of Addendum" for the 2008-2010 award cycle and the impact on your accounting treatment for the PSUs.

6. Please explain how awards relative to the Second Component are reflected on the Summary Compensation Table appearing on page 44 of the Schedule 14A – Definitive Proxy Statement and the rationale for that presentation. In connection with this, specifically describe how you considered your response to comments 3(b) and 4 above in preparing the Summary Compensation Table.

 Note 17 Commitments and Contingencies, page 74

7. You disclose that you are exposed to potential losses for certain legal proceedings, several state and federal regulatory proceedings and remediation costs at a former Sylvania facility in New York. For each of these loss contingencies, please disclose the amount or range of reasonably possible loss, as that term is defined in ASC 450. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

8. If you conclude that you cannot estimate a range of reasonably possible losses for any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition in your response please provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director